FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Notification of share ownership

Filed herewith is a notification of share ownership related to Syngenta AG. The full text of the notification follows:

# # #

Notification of share ownership

The shareholding of Morgan Stanley Investment Management Ltd. in Syngenta AG falls below 5%

Based on Article 20 of the Swiss Stock Exchange Act Syngenta AG has received the following notification from Morgan Stanley Investment Management Ltd., London:

The shareholding of Morgan Stanley Investment Management Limited, 25 Cabot Square, Canary Wharf, London, E14 4QA, in Syngenta AG falls below the reporting threshold value of 5%.

Morgan Stanley Investment Management Limited previously reported a 6.112% holding in Syngenta in December 2003.

In compliance with Article 19 of the Swiss Stock Exchange Ordinance-FCB this information will be published in the Swiss Official Gazette of Commerce.

Syngenta AG
Basel, Switzerland March 12, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 12, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel